Filed Pursuant to Rule 424(b)(3)

Registration No. 333-289939

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 19, 2025)

Arqit Quantum Inc.

11,514,816 Ordinary Shares Offered by Selling Securityholders
5,440,000 Ordinary Shares Underlying Warrants

This prospectus supplement updates and amends certain information contained in the prospectus dated September 19, 2025 (the “Prospectus”) covering the offer and sale from time to time by the selling securityholders named in the Prospectus of up to 11,514,816 of our ordinary shares, par value $0.0025 per share (“Ordinary Shares”). The Prospectus also relates to the issuance by us of up to 5,440,000 Ordinary Shares, that are issuable by us upon the exercise of the September 2024 Warrants (as defined in the Prospectus). You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 9 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 9, 2025

EXPLANATORY NOTE

This prospectus supplement updates and supplements the Prospectus to update table of the Selling Securityholders (as defined in the Prospectus) to reflect certain sales and distributions that have been made as permitted under the section entitled “Plan of Distribution” included in the Prospectus.

Updated Table of Selling Securityholders

Where the name and information of a Selling Securityholder identified in the table below also appears in the table and the related footnotes in the Prospectus on page 25, the information set forth in the table below and the related footnotes regarding that Selling Securityholder supersedes and replaces the information regarding such Selling Securityholder in the Prospectus. The percentages in the following table are based on 22,320,108 ordinary shares outstanding, including (i) 15,651,859 ordinary shares issued and outstanding as of December 5, 2025, (ii) 6,582,734 ordinary shares underlying our currently exercisable outstanding warrants, and (iii) 85,515 shares underlying outstanding equity incentives that are exercisable or that will become exercisable within 60 days following December 5, 2025.

	Beneficial Ownership Prior to		Number of Resale	Beneficial Ownership After
	the Offering		Shares Registered	the Offering
Name	Number	Percent	for Sale Hereby	Number	Percent
Heritage Assets SCSP(1)	9,269,056	41.5%	8,761,540	507,516	2.3%
Ropemakers Nominees Limited(2)	1,870,345	8.4%	1,352,762	517,583	2.3%
Carlo Calabria(3)	236,821	1.1%	220,531	16,290	*
Garth Ritchie(4)	100,035	*	93,562	6,473	*

* Less than 1.0%.

(1)	The business address for Heritage Assets SCSP is c/o Heritage Services SAM Attn: Cristina Levis, 7 Rue Du Gabian, 98000, Monaco. Beneficial ownership prior to the offering includes 41,394 shares underlying Public Warrants and 230,770 shares underlying September 2023 Investor Warrants and 4,600,000 shares underlying September 2024 Warrants that are currently exercisable. Arqit director Manfredi Lefebvre d’Ovidio has shared investment and voting power over the shares held by Heritage Assets SCSP.

(2)	The business address for Ropemaker Nominees Limited is 1st Floor, Royal Chambers, St Julian’s Avenue, St Peter Port, Guernsey GY1 3JX. Notion Capital Managers LLP has sole investment and voting power over Ropemaker Nominees Limited’s shares. The investment decisions of Notion Capital Managers LLP are made by the majority vote of an investment committee comprised of five members, including Arqit director Stephen Chandler. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of at least a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no individual member of the investment committee of Notion Capital Managers LLP exercises voting or dispositive control over any of the securities over which it holds sole investment and voting power. Accordingly, Mr. Chandler is not deemed to have or share beneficial ownership of such shares. Beneficial ownership prior to the offering includes 76,381 shared underlying September 2023 Investor Warrants and 600,000 September 2024 Warrants that are currently exercisable.

(3)	The business address of Carlo Calabria is 3 Orchard Place, London SW1H 0BF, United Kingdom. Beneficial ownership prior to the offering includes 10,256 shares underlying September 2023 Investor Warrants and 120,000 shares underlying September 2024 Warrants that are currently exercisable, and restricted share units that will vest within 60 days of December 5, 2025. Carlo Calabria is an Arqit director.

(4)	The business address of Garth Ritchie is 3 Orchard Place, London SW1H 0BF, United Kingdom. Beneficial ownership prior to the offering includes 20,000 shares underlying September 2024 Warrants that are currently exercisable and restricted share units that will vest within 60 days of December 5, 2025. Garth Ritchie is an Arqit director.